December 11, 2008

VIA EMAIL

DeVisser Gray, Chartered Accountants                                                                                                Sam S. Mah, Inc., Chartered Accountant
Suite 401 - 905 West Pender Street                                                                                                           #1850 - 1066 West Hastings Street
Vancouver, BC  V6C 1L6                                                                                                                            Vancouver, BC  V6E 3X2

Dear Sirs or Mesdames:

Re:	Grand Peak Capital Corp. (the "Company") - Notice of Change of Auditor

Upon mutual agreement, Sam S. Mah, Inc. Chartered Accountant (the "Former Auditors") has confirmed its decision to resign as auditors of the Company effective November 1, 2008.

The board of directors of the Company has appointed DeVisser Gray, Chartered Accountants (the "Successor Auditors") as the auditors of the Company effective November 1, 2008.

In accordance with National Instrument 51-102 – "Continuous Disclosure Obligations", the Company requests both the Former Auditors and the Successor Auditors to review the attached notice of change of auditor and prepare a letter, addressed to the applicable regulator or applicable securities regulatory authorities stating, for each statement in the attached notice of change of auditor, whether the auditor:

(1)	agrees,

(2)	disagrees, and the reasons why, or

(3)	has no basis to agree or disagree.

The Company further requests in accordance with NI 51-102 that the Former Auditors and the Successor Auditors deliver a copy of the aforementioned letters, respectively, to the Company within twenty days after the date of resignation of the Former Auditors.

Yours truly,

/s/ Navchand Jagpal
Navchand Jagpal
President